FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON MAY 18th, 2022

FINAL VOTING STATEMENT – DETAILED VERSION

Companhia Brasileira de Distribuição (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Annex I) of the Extraordinary Shareholders Meeting held on May 18th, 2022.

São Paulo, May 26th, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

Annex I

Final Voting Statement – Detailed Version

Extraordinary Shareholders’ Meeting (ESM) - 05/18/2022 at 2:30 pm

CPF/CNPJ	AÇÕES	1[1]
97538	8,763	APPROVE
10205	433	APPROVE
32106	2,720	APPROVE
08945	133,654	APPROVE
97539	30,608	APPROVE
07516	19,353	APPROVE
11075	4,500	APPROVE
41239	5,300	APPROVE
11729	21,267	APPROVE
08268	1,555	APPROVE
05838	32,936	APPROVE
23020	100,700	APPROVE
17883	65,500	APPROVE
31477	1,000	APPROVE
38756	18,100	APPROVE
05838	684,958	APPROVE
09336	8,930	APPROVE
07496	923,111	APPROVE
27866	529,975	APPROVE
27866	311,838	APPROVE
27866	29,617	APPROVE
17181	5,300	APPROVE
15043	46,244	APPROVE
16878	70,930	APPROVE
28394	12,800	APPROVE
28990	133,077	APPROVE
31577	1,600	APPROVE
20813	225,722	APPROVE
13956	15,000	APPROVE
14541	90,800	APPROVE
07140	31,662	APPROVE
42887	600	APPROVE

16947	1,597,410	APPROVE
16947	256,989	APPROVE
97539	3,421	APPROVE
09620	53,123	APPROVE
24935	38,565	APPROVE
11841	253,110	APPROVE
09233	60,300	APPROVE
07622	334,582	APPROVE
20397	26,452	APPROVE
30918	20,200	APPROVE
12094	36,998	APPROVE
05987	2,600	APPROVE
21242	64,600	APPROVE
41167	16,247	APPROVE
30769	9,336	APPROVE
19874	152,400	APPROVE
42904	11,300	APPROVE
09627	3,992	APPROVE
29571	8,900	APPROVE
05839	111,833	APPROVE
97540	25,257	APPROVE
27910	27,034	APPROVE
38661	2,913,891	APPROVE
05839	4,500	APPROVE
97540	2,562,150	APPROVE
33814	39,868	APPROVE
11311	156,067	APPROVE
23572	53,759	APPROVE
11410	185,300	APPROVE
07247	41,980	APPROVE
29322	1,817,883	APPROVE
31240	19,800	APPROVE
35693	859,600	APPROVE
32329	66,317	APPROVE
41199	200	APPROVE
14541	97,601	APPROVE
37113	10,800	APPROVE
97540	1,579,885	APPROVE
19176	292,922	APPROVE

15485	87,600	APPROVE
05446	21,500	APPROVE
32119	106,200	APPROVE
34601	130,800	APPROVE
22929	30	APPROVE
29298	8,798	APPROVE
22318	813,830	APPROVE
21445	41,454	APPROVE
04745	94,019,178	APPROVE
05710	5,600,050	APPROVE
12972	581,600	APPROVE
18867	980,695	APPROVE
07496	66,415	APPROVE
05986	770,000	APPROVE
05479	310,183	APPROVE
36909	4,800	APPROVE
26784	1,800	APPROVE
07506	535,917	APPROVE
09299	209,200	APPROVE
09567	5,300	APPROVE
17911	200	APPROVE
24779	55,561	APPROVE
05987	164,800	APPROVE
41222	20,900	APPROVE
05839	27,124	APPROVE
05987	430,280	APPROVE
28360	670	APPROVE
31064	5,300	APPROVE
13732	54,080	APPROVE
08731	8,517	APPROVE
08731	10,547	APPROVE
19452	13,900	APPROVE
29264	2,794	APPROVE
20849	2,300	APPROVE
05479	373,132	APPROVE
31284	141,180	APPROVE
30254	636,467	APPROVE
18323	60,772	APPROVE
24917	17,203	APPROVE

05839	191,187	APPROVE
14988	22,500	APPROVE
33580	16,900	APPROVE
24367	126,500	APPROVE
05839	243,116	APPROVE
05479	57,586	APPROVE
05840	17,556	APPROVE
05839	5,000	APPROVE
05839	1,800	APPROVE
13208	11,372	APPROVE
11100	219,482	APPROVE
24569	2,468	APPROVE
09349	105,784	APPROVE
13362	25,971	APPROVE
09022	296,250	APPROVE
11083	9,252	APPROVE
23394	65,500	APPROVE
16990	56,900	APPROVE
05839	266,000	APPROVE
09349	60,000	APPROVE
20622	47,300	APPROVE
18830	8,400	APPROVE
19910	4,900	APPROVE
10327	67,400	APPROVE
07191	62,500	APPROVE
07208	23,112	APPROVE
09289	26,664	APPROVE
07846	6,200	APPROVE
07418	126,324	APPROVE
07516	96,000	APPROVE
23794	55,100	APPROVE
26311	2,100	APPROVE
09559	63,121	APPROVE
08621	38,800	APPROVE
06046	1,308	APPROVE
08857	372,783	APPROVE
09098	1,689,503	APPROVE
21407	203,557	APPROVE
11184	585	APPROVE

12984	8,413	APPROVE
34803	190,914	APPROVE
07096	4,112	APPROVE
07686	1,521	APPROVE
11419	11,541	APPROVE
18138	9,629	APPROVE
10263	40,715	APPROVE
30419	263,824	APPROVE
35492	1,579,489	APPROVE
35492	593,078	APPROVE
02887	209,800	APPROVE
06069	18,069	APPROVE
19388	24,903	APPROVE
03370	75,415	APPROVE
12984	6,292	APPROVE
14416	7,500	APPROVE
42332	2,158	APPROVE
40413	135	APPROVE
12984	215	APPROVE
08703	1,622	APPROVE
04751	10,649	APPROVE
29259	394	APPROVE
35726	7,700	APPROVE
10266	1,400	APPROVE
97539	425,900	APPROVE
05501	13,725,149	APPROVE
05501	3,293,804	REJECT
05501	27,784	ABSTAIN

1 Resolve on the proposal of amendment and restatement of the Company’s By-laws, for updating the Article 4th to reflect the capital stock increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Annual and Extraordinary General Meeting held in 2021.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 26, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.